Ballard Power Systems

News Release

Ballard Announces Board Approval of New Market Purchase Restricted Share Plan

For Immediate Release – March 23, 2009

VANCOUVER, CANADA – Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) announced today that its Board of Directors has adopted a new market purchase restricted share plan. Under the new plan, an independent trustee will administer the purchase of Ballard shares on the open market for the company’s long term restricted share awards, as opposed to continuing to use treasury shares for this purpose.

As well, the Board of Directors has approved a policy change to pay annual incentive bonuses in cash, moving away from Ballard’s traditional policy of paying bonuses in shares.

Ballard’s traditional equity compensation plans reflected the early stage nature of the company, as a pre-commercial, technology development company.  As such, there was a relatively high utilization of treasury shares in short term and long term compensation plans.  The above changes will position the Company to move to a more cash-based compensation approach, along with the use of shares purchased on the open market, rather than the continued reliance on the issuance of dilutive treasury shares.

John Sheridan, Ballard’s President and CEO, stated that, “With Ballard’s recent progress in commercial markets, our emphasis on near term profitability, and our strengthened financial position, we believe that now is the right time to move forward with the these changes, which will reduce the dilution impacts to Ballard shareholders”.  He added, “The Company also plans to present a proposal for shareholder ratification at Ballard’s upcoming Annual Shareholders Meeting, to establish a maximum 10% dilution cap for equity compensation plans”.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.